Annual Shareholder Meeting Results

PIMCO Strategic Income Fund, Inc., PIMCO Global StocksPLUS(r) &
Income Fund and PIMCO Dynamic Income Fund held their annual meetings of shareholders on June 30, 2017. Shareholders voted as indicated below.

PIMCO Dynamic Income Fund

Re-election of Bradford K. Gallagher Class II to serve until the annual meeting held during the 2019-2020 fiscal year
                      Withheld
Affirmative           Authority
38,463,208            761,235

Re-election of James A. Jacobson Class II to serve until the annual meeting held during the 2019-2020 fiscal year
38,314,096            910,347

Re-election of Craig A. Dawson(Interested Trustee) Class II to serve until the annual Meeting held during the 2019-2020 fiscal year
38,481,308            743,135

The other members of the Board of Trustees at the time of the meeting, namely, Ms. Deborah A. DeCotis and Messrs. Hans W. Kertess, John C. Maney, William B. Ogden, IV and Alan Rappaport continued to serve as Trustees of the Fund.